2100, 555 - 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3E7
Tel: (403) 249-9425
Fax: (403) 225-2606

October 12, 2010

Ms. Tracey L. McNeil
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	OPTI Canada Inc.
Form 40-F for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
File No. 333-148909

Dear Ms. McNeil:	Via EDGAR CORRESPONDENCE

We are writing in response to the comment contained in the letter from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Travis Beatty, Vice President and Chief Financial Officer of OPTI Canada Inc. (the “Company”) dated September 28, 2010 (the “Comment Letter”) regarding the above referenced filing.  The Staff’s comment and related response from the Company are set forth below.

In responding to the Staff’s comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibits 99.4 and 99.5

1.
Please revise your certifications so that they are provided as set forth in General Instruction B.6 to Form 40-F.  We note in particular the omission of the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” from the introductory language to paragraph 4 of the certifications.

Response:  We note the Staff’s comment and have filed concurrently herewith Exhibits 99.4 and 99.5 to Amendment No. 1 on Form 40-F/A to include the omitted language in our certifications.

***

If the Staff wishes to discuss our response to the Comment Letter, please contact me at 403-249-9425.

Sincerely,

OPTI Canada Inc.

(signed) Travis Beatty

 Travis Beatty
Vice President and Chief Financial Officer